

SECURITIES AND EXCHANGE COMMISSION

03052064

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 19014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/28/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Samuel A. Ramirez & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway Suite 2924

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John V. Kick — 212-248-0533 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron, LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Samuel A. Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Samuel A. Ramirez & Company, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO
Title

Notary Public

DANIEL J. DONOHUE
NOTARY PUBLIC, State of New York
No. 01DO4731804
Qualified in Westchester County
Commission Expires Feb. 28, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMUEL A. RAMIREZ & COMPANY, INC.

AUDITORS' REPORT PURSUANT TO RULE 17a-5(d)

SEPTEMBER 30, 2003

CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of September 30, 2003 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.



Marks Paneth
& Shron LLP

*Certified Public Accountants
and Consultants*

INDEPENDENT AUDITORS' REPORT

Board of Directors
Samuel A. Ramirez & Company, Inc.

We have audited the accompanying statement of financial condition of Samuel A. Ramirez & Company, Inc., as of September 30, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Samuel A. Ramirez & Company, Inc. at September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
November 4, 2003

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2003

ASSETS

Cash	$	80,168
Deposit with clearing agent		153,195
Due from clearing agent		5,135,320
Receivable from broker-dealers		241,332
Other receivables		859,967
Marketable securities owned, at market value		3,261,778
Prepaid taxes		622,806
Due from affiliates		507,006
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,108,305		410,954
Deferred tax asset		120,000
Other assets		323,231
	$	11,715,757

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	3,322,221
Bank loan payable		75,833
Total Liabilities		3,398,054
Commitments		
Stockholder's equity		
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding		2,418
Additional paid-in-capital		1,231,783
Retained earnings		7,083,502
Total Stockholder's Equity		8,317,703
	$	11,715,757

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF INCOME

FISCAL YEAR ENDED SEPTEMBER 30, 2003

REVENUES	
Net trading profit and commission income	$ 6,677,477
Syndicate revenue	9,075,025
Financial advisory	332,839
Interest income	401,935
Other income	459,700
Total Revenues	16,946,976
EXPENSES	
Employee compensation and benefits	12,359,255
Clearance charges and database services	1,123,890
Interest	87,215
Occupancy	396,147
Taxes, other than income	2,621
Other operating expenses	2,266,291
Total Expenses	16,235,419
INCOME BEFORE INCOME TAXES	711,557
INCOME TAX EXPENSE (BENEFIT)	
Current	51,662
Deferred	(54,000)
Total Income Tax (Benefit)	(2,338)
NET INCOME	$ 713,895

See notes to financial statements

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FISCAL YEAR ENDED SEPTEMBER 30, 2003

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Total Stockholder's Equity
	Outstanding Shares	Amount			
Balance, September 27, 2002	24,176	$ 2,418	$ 1,231,783	$ 6,369,607	$ 7,603,808
Net income	-	-	-	713,895	713,895
Balance, September 30, 2003	24,176	$ 2,418	$ 1,231,783	$ 7,083,502	$ 8,317,703

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CASH FLOWS

FISCAL YEAR ENDED SEPTEMBER 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 713,895
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	97,950
Deferred taxes	(54,000)
Decrease (increase) in assets:	
Deposit with clearing agent	(2,829)
Receivable from broker-dealers	1,004,838
Other receivables	(595,827)
Marketable securities owned	14,766,025
Prepaid taxes	(622,806)
Due from/to clearing agent	(13,440,033)
Other assets	72,574
Decrease in liabilities:	
Accounts payable and accrued expenses	(738,512)
Income taxes payable	(1,057,099)
Net Cash Provided by Operating Activities	144,176
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in due from affiliates	(23,019)
Acquisition of property	(88,031)
Net Cash Used by Investing Activities	(111,050)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of bank loan	(35,000)
Net Cash Used by Financing Activities	(35,000)
NET DECREASE IN CASH	(1,874)
Cash at September 27, 2002	82,042
Cash at September 30, 2003	$ 80,168
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During the Year for:	
Interest	$ 94,141
Income taxes	$ 1,739,198

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Samuel A. Ramirez & Company, Inc. (the "Company"), (A Wholly-Owned Subsidiary of SAR Holdings, Inc.) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company trades primarily in municipal debt securities. Customer accounts are maintained on a fully disclosed basis with a clearing agent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Year End

The Company has elected to change its fiscal year end to the last day of September.

Marketable Securities Owned

Marketable securities owned consist primarily of municipal obligations of various United States jurisdictions and are stated at quoted market values. Securities transactions and related commission expenses are recorded on a trade date basis. The difference between cost and market is included in net trading profit.

Included in marketable securities at September 30, 2003 are obligations of the following entities:

State of New York*	$ 1,274,616
State of California*	1,555,144

* Includes various subdivisions and authorities.

Revenue Recognition

Revenues related to underwriting and syndicate activities are generally recognized on the offering date of the transaction.

Depreciation and Amortization

Depreciation and amortization are provided on both the straight-line method and accelerated methods over the estimated useful lives.

Income Taxes

The Company files its Federal income tax return as a member of a consolidated group. Provisions for income taxes are based upon results reported for financial

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

statement purposes. Deferred income taxes are provided for significant temporary differences between financial statement and income tax reporting.

Use of Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

3. DUE FROM/TO CLEARING AGENT

The receivable/payable from/to the clearing agent results from the Company's securities transactions. Amounts payable are collateralized by securities owned by the Company. Interest on receivable balances is earned at the federal funds rate less a fixed number of basis points. Interest on payable balances is charged at the federal funds rate plus a fixed number of basis points.

4. INCOME TAXES

The current income tax expense (benefit) for the fiscal year ended September 30, 2003 consisted of the following:

Federal	$ (89,530)
State and local	141,192
	$ 51,662

The provision for income taxes does not bear the anticipated relationship to income before income taxes due primarily to Federally tax-exempt income and the New York Liberty Zone Business Employee Credit.

5. DEFERRED INCOME TAXES

The Company has a deferred tax asset of $120,000 at September 30, 2003. Deferred income tax results primarily from the effect of differences in timing of deductions for rent, certain compensation, and depreciation for financial statement purposes and tax reporting purposes.

The deferred income tax (benefit) for the fiscal year ended September 30, 2003 consisted of the following:

Federal	$ (36,000)
State and local	(18,000)
	$ (54,000)

6. RETIREMENT PLANS

The Company has a qualified profit-sharing plan covering substantially all of the Company's employees who have met age and length of service requirements. Contributions to the profit-sharing plan are made at the discretion of the Company in an amount not greater than 15% of eligible compensation. The Company accrued a contribution to the profit sharing plan in the amount of $300,303 for the year ended September 30, 2003. During the current fiscal year the Company began a 401K plan for eligible employees. The Company did not make a contribution to this plan for the year ended September 30, 2003.

7. DUE FROM AFFILIATES

Amounts due from affiliates are non-interest bearing and due on demand.

8. BANK LOAN PAYABLE

The Company has a loan from a bank payable in monthly principal payments of $2,917 commencing December 1, 2000 through November 1, 2005. The loan bears interest at 1% above prime (the prime rate was 4.00% at September 30, 2003) and is collateralized by certain equipment.

Maturities of long-term debt for the following fiscal years are as follows:

2004	35,000
2005	35,000
2006	5,833
	$ 75,833

9. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At September 30, 2003, the Company's net capital of $5,207,584 exceeded required net capital of $215,356 by $4,992,228 and the ratio of aggregate indebtedness to net capital was .62 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

10. COMMITMENTS

The Company leases office space in New York, California, Illinois, Puerto Rico, Texas and Florida, under leases expiring on various dates through September 30, 2008. Rent expense for the year ended September 30, 2003 was $374,748. Minimum annual rentals are as follows, exclusive of real estate taxes, utilities, and labor wage rate escalations in excess of the base year.

Fiscal year ended:

2004	$ 493,452
2005	158,040
2006	108,725
2007	47,170
2008	18,283
	$ 825,670

SAMUEL A. RAMIREZ & COMPANY, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

SEPTEMBER 30, 2003

NET CAPITAL	
Stockholder's equity, qualified for net capital	$ 8,317,703
Deductions and/or credits	
Non-allowable assets:	
Property and equipment (net of accumulated depreciation and amortization)	335,122
Deferred taxes	120,000
Accrued income	437,877
Other assets	1,715,635
Other deductions	210,000
	2,818,634
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	5,499,069
HAIRCUTS ON SECURITIES POSITIONS	
Trading and investment securities	267,888
Undue concentration and contractual commitments	23,597
	291,485
NET CAPITAL	5,207,584
MINIMUM NET CAPITAL REQUIRED	
$100,000 or 6-2/3% of aggregate indebtedness of $3,230,349 whichever is greater	215,356
EXCESS NET CAPITAL	$ 4,992,228
AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and other	$ 3,230,349
Ratio of aggregate indebtedness to net capital	.62:1

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed with the Company's September 30, 2003 FOCUS Report.